RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 Avenue of the Americas
New York, NY 10020

November 30, 2011

Ms. Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc. Registration Statement on Form S-3 Filed November 14, 2011 File No. 333-177945

Dear Ms. Hayes:

Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated November 22, 2011 (the “Comment Letter”) regarding the above-referenced filing.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above each respective response.

General
1.            Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible note (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

As reflected in the Current Report on Form 8-K filed by the Company on November 4, 2011, on October 31, 2011, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the accredited investors named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Company sold, and the

Purchasers purchased an aggregate of $6,650,000 original principal amount of the Company’s 10% Senior Secured Convertible Debentures due October 31, 2013 (the “Debentures”) with a net share settlement feature, and warrants (the”Warrants”) to purchase shares of the Company’s Common Stock (the “Offering”). The Debentures are convertible into up to 4,433,333 shares of the Company’s common stock (the “Common Stock”) at any time prior to maturity, based on a conversion price of $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced). A net share settlement feature of the Debentures could reduce, but not increase, the number of shares of Common Stock issued upon conversion. The Warrants include Class A Warrants covering up to 2,216,667 shares of Common Stock, which are exercisable commencing six months following the date of issuance and until their expiration on October 31, 2014, at $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced), and Class B Warrants covering up to 2,216,667 shares of Common Stock, which are exercisable only in the event of a prepayment of the Debentures and then only to the extent of up to 50% of the number of shares of Common Stock that would have been issued had the prepaid portion of the Debentures been converted into shares of Common Stock. The Class B Warrants expire on October 31, 2013 and have an exercise price of $1.50 per share (a 102% premium to the closing price of the Company’s common stock on the date the financing was announced). The sale and issuance of the securities was in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in Section 4(2) thereof and/or Regulation D thereunder.

Since the financing involved the issuance of Debentures with a fixed conversion price at a significant premium to market (102%) and the investors were neither affiliates of the Company nor broker-dealers, we respectfully submit that the transaction was not a primary offering and that the transaction is eligible to be made under Rule 415(a)(1)(i).

2.            Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The total dollar value of the securities (common stock) underlying the convertible notes that have been registered for resale (using the number of underlying securities that have been registered for resale and the market price per share for those securities on the date of the sale of the convertible note) is $3,280,666 (calculated as follows: $6,650,000 (the offering amount) divided by $1.50 (the fixed conversion price) multiplied by $0.74 (the closing price on the date the transaction was announced)).

3.            Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible note.

Other than interest payments under the Debentures (at the rate of 10% per annum), repayment of principal under the Debentures, if any, and penalties for non-performance under the Registration Rights Agreement (capped at 6% of the aggregate subscription amount) no amounts are payable to the Selling Stockholders.

4.            Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of: the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

	o	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

o

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the convertible note);

•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Please see response to Comment #1 above. Since the Convertible Debentures have a fixed conversion price the number of shares that are receivable by the Selling Stockholders is fixed and there are no discounts to market.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

• if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Please see response to Comment #1 above. Since the Convertible Debentures have a fixed conversion price the number of shares that are receivable by the Selling Stockholders is fixed and there are no discounts to market contemplated. Accordingly, there is no profit realizable by the Selling Stockholders based upon the issuance of shares of Company common stock at a discount to market.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible note, as well as the amount of that resulting percentage averaged over the term of the convertible note.

There were no commissions or selling commissions paid in connection with the subject financing transaction. As such, the gross proceeds approximated net proceeds (after deducting offering expenses of the issuer (e.g., legal and accounting). Also, as noted in response to Comment #3, other than interest on the Debentures and potential penalties under the Registration Rights Agreement, no payments are contemplated to the Selling Stockholders. Finally, since there is no conversion discount as noted above, there is no calculable profit that will be realized by the Selling Stockholders.

7.            Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In March 2007, Bristol Investment Fund, Ltd, and Cranshire Capital LP (an entity in which Mitchell P. Copin had voting and dispositive power) participated in a private placement of securities by a predecessor to the Company.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

714,256 and 274,713 shares of the Company’s common stock were registered for resale for Bristol Investment Fund, Ltd, and Cranshire Capital LP (an entity in which Mitchell P. Copin had voting and dispositive power), respectively, as selling stockholders under a Registration Statement (file #333-144684) declared effective on October 16, 2007. No shares were sold by either selling stockholder pursuant to that registration statement.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Each of the Selling Stockholders represented to the Company at the time it entered into the Securities Purchase Agreement that it had not directly or indirectly, nor had any Person acting on its behalf or pursuant to any understanding with it, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Selling Stockholder first received a term sheet (written or oral) from the Company or any other person representing the Company setting forth the material terms of the transactions contemplated and ending immediately prior to the execution of the Securities Purchase Agreement. Further, each of the Selling Stockholders covenanted and agreed with the Company at the time it entered into the Securities Purchase Agreement that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities during the period commencing with the execution of the Securities Purchase Agreement and ending at such time that the transactions contemplated by the Securities Purchase Agreement are first publicly announced.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We hereby confirm that a description of the relationships and arrangements between the Company and the Selling Stockholders is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, or incorporated therein by reference. We note, however, that certain of the Selling Stockholders have participated in financing transactions in which Rodman & Renshaw, LLC, a broker-dealer affiliate of the Company, has acted as placement agent and/or underwriter.

The Offering, page 3.

11.          Please revise your prospectus to include a discussion of the material terms of the private placement in which the debentures were issued. Additionally, please confirm that the private placement was completed and all Class A and Class B Warrants were issued prior to filing the registration statement.

A discussion of the material terms of the private placement is included in the Current Report on Form 8-K filed on November 4, 2011, which is incorporated by referenced into the Registration Statement. We hereby confirm that the private placement was completed and all Class A and Class B Warrants were issued prior to the filing of the Registration Statement.

Selling Stockholders, page 5.

12.          We note your disclosure that the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act. For each selling stockholder who is a broker-dealer, please revise the prospectus to state that such selling stockholder is an underwriter with respect to these securities. An exception to this requirement is recognized when the broker-dealer receives the securities as compensation for underwriting activities.

Each of the Selling Stockholders has advised the Company in writing that it is neither a broker-dealer or an affiliate of a broker-dealer.

13.	For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

•	such selling stockholder purchased the securities in the ordinary course of business, and

•

at the time of purchase of such securities, the selling stockholder did not have an agreement or understandings, direct or indirect, with any person to distribute such securities or any securities issuable upon conversion or exercise.

In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning of the Securities Act of 1933.

Each of the Selling Stockholders has advised the Company in writing that it is neither a broker-dealer or an affiliate of a broker-dealer.

If you have any questions or comments regarding the foregoing, please contact Kenneth S. Rose, Esq, our counsel at (212) 838-5030 or me at (212) 356-0511.

Yours truly,

/s/ Edward Rubin
Edward Rubin
Chief Executive Officer

cc:     Kenneth S. Rose, Esq., Morse Zelnick Rose & Lander, LLP